UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGITAL ALLY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25382P109

(CUSIP Number)

Christian J. Hoffmann, III

QUARLES & BRADY LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stanton E. Ross
2.	Check the Appropriate Box is a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization US

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,786,267*
8. Shared Voting Power
9. Sole Dispositive Power 1,786,267*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,267*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.47%
14.	Type of Reporting Person (See Instructions) IN

*See Response to Item 5 below.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by Stanton E. Ross, the reporting person. Mr. Ross filed an original Schedule 13D, dated February 13, 2008 (the “Original 13D”).

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

The title of the class of equity security to which this statement relates is common stock, $0.001 par value. The reporting person owns 1,040,000 shares of common stock and options to acquire 1,222,308 shares of common stock, certain of which options are subject to vesting provisions and to shareholder approval of the stock option plan under which the options were granted.

The issuer of the securities is Digital Ally, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 7311 W. 130th, Suite 170, Overland Park, KS 66213.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

Mr. Ross acquired 250,000 shares of Common Stock on March 17, 2008 through the exercise of vested stock options held by him. Mr. Ross utilized the cashless exercise provisions of the stock option plans under which the options had been issued to him to pay for the exercise of such options, which resulted in the issuer withholding 52,692 shares issued upon exercise of options under the 2005 Stock Option and Restricted Stock Plan (the “2005 Plan”) as consideration for the exercise of 250,000 options. The total exercise price of such options was $303,488.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to update the stock ownership of the reporting person to reflect option exercises by Mr. Ross on March 17, 2008. On March 17, 2008, Mr. Ross acquired 250,000 shares of common stock through the exercise of vested stock options held by him. See Item 3 above.

The information supplied in this Amendment No. 1 to Schedule 13D is provided as of March 20, 2008.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The reporting person beneficially owns 1,040,000 shares of common stock. If the reporting person exercised all currently vested options and options vesting within the next 60 days, he would beneficially own 1,786,267 shares of common stock, assuming that those options granted under the stock option plan subject to shareholder approval will be approved. The beneficial ownership of 1,786,267 shares would represent 11.47% of the issued and outstanding common stock of the Issuer. As of the date of this Amendment No. 1, 476,042 options held by the reporting person were not vested and would not vest within the next 60 days. Of the options not yet vested and not vesting within the next 60 days, 300,000 are subject to the approval of the 2008 Stock Option and Restricted Stock Plan at the next annual meeting of stockholders. None of the vested options and options vesting within the next 60 days is subject to such approval.

(b) The reporting person has the sole power to vote and dispose of 1,040,000 shares. If the reporting person exercised his vested options and options vesting within the next 60 days, he would have the sole power to vote and dispose of 1,786,267 shares. The reporting person will be able to vote the shares of common stock underlying the options only if he exercises the options.

(c) Of the options held by the reporting person, options to acquire 21,785 shares of common stock vested on January 2, 2008.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2008	By:	/s/ Stanton E. Ross
Date		Stanton E. Ross, Chief Executive Officer and Chairman of the Board